SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 25, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

CNPJ No. 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“SABESP” or “Company”), pursuant to CVM Rule 358, as of January 3, 2002, and amendments, hereby informs its shareholders and the market in general the following:

The split of shares representing the Company’s share capital was approved by the Extraordinary and Ordinary Shareholders’ Meeting held on the date hereof, whereby each share issued by the Company will be split into three (3) shares, i.e., shareholders will be entitled to receive two (2) new shares for each share currently held. The share capital shall be divided into 683,509,869 common shares issued by the Company.

The date to be considered for purposes of identifying the shareholders entitled to receive the shares arising from the split shall be April 22, 2013. As of April 23, 2013, the shares issued by the Company shall be traded ex-split rights (ex-date).

As for the shares traded on BM&FBOVESPA, the custodian bank, Itaú Unibanco S.A. (“Custodian”), shall take all measures to automatically distribute the new shares to the Company’s shareholders. On April 26, 2013, the Custodian  will distribute the shares arising from the split at the ratio of 2 (two) new shares for each existing one.

As for the American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”), the depositary institution, Bank of New York Mellon, shall issue new ADRs and distribute them to the shareholders, according to the following schedule:

•         as of April 25, 2013 (record date), the holders of ADRs of SABESP at the NYSE shall be entitled to the new ADRs, at the ratio of two (2) additional ADRs to each ADR already held;

•         on April 29, 2013, the two (2) additional ADRs to each existing ADR shall be distributed to the shareholders of SABESP at NYSE (payment date); and

1

•         as of April 30, 2013, the ADRs of SABESP traded on NYSE shall be traded ex-split rights (ex-date).

The shares and ADRs arising from the split approved herein will be of the same type and shall confer their holders the same rights of previously existing shares and ADRs, including the right to receive dividends in full and/or any other shareholder payments that come to be declared by the Company from the date of the Extraordinary and Ordinary Shareholders’ Meeting onwards.

São Paulo, April 22, 2013.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 25, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.